UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On May 17, 2024, Canaan Inc. issued a press release announcing its financial results for the first quarter ended March 31, 2024. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Exhibit 99.1 to this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-278762), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Canaan Inc. Reports Unaudited First Quarter 2024 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang
Name:	Nangeng Zhang
Title:	Chairman and Chief Executive Officer

Date: May 17, 2024